Exhibit 6.2

FORM OF AGREEMENT

THIS AGREEMENT (“Agreement”) is entered into as of the 31st day of October 2017, by and among the individual or entity who has executed this Agreement on the signature page hereof (the “Purchase Noteholder”) and Hightimes Holding Corp., a Delaware corporation (“Holdings”). The Purchase Noteholder and Holdings are hereinafter sometimes individually referred to as a “Party” and collectively as the “Parties.

INTRODUCTION:

This Agreement is being entered into with reference to the following facts, each of which constitutes a representation and warranty of the relevant Party or Parties and is incorporated into the text of this Agreement:

A.         Prior to February 28, 2017, the Purchase Noteholder was a stockholder of Trans-High Corporation, a New York corporation (“Trans-High”).

B.          As of February 14, 2017, Holdings, Trans-High, the Purchase Noteholder and other former stockholders of Trans-High entered into an amended and restated stock purchase agreement (the “Purchase Agreement”), pursuant to which, inter alia, on February 28, 2017 Holdings purchased 100% of the shares of capital stock of Trans-High.

C.         Unless otherwise defined in this Agreement, all capitalized terms when used herein shall have the same meaning as they are defined in the Purchase Agreement.

D.         Pursuant to the Purchase Agreement, in addition to their pro-rata percentage share of a $12.2 million Closing Cash Payment and 4,000,000 shares of Class A voting common stock, $0.0001 par value per share, of Holdings (the “Class A Common Stock”), representing the Holdings Purchase Shares, the Purchase Noteholder received the following principal amount Purchase Notes:

Name of Purchase Noteholder	Principal Amount of Purchase Note	No. of Holdings Purchase Shares

E.          Pursuant to the Purchase Agreement, upon consummation of an Approved Public Listing, the Purchase Notes shall automatically, and without any further action on the part of the Issuer or the holders of the Purchase Notes, convert into shares of non-voting Class B Common Stock of Holdings or non-voting shares of common stock of the Issuer (either, the “Non-Voting Conversion Shares”).

F.          On August 24, 2017, Origo Acquisition Corporation, a Cayman Islands corporation (“OAC”), (ii) Holdings, (iii) HTHC Merger Sub, Inc., a Delaware corporation and a newly-formed wholly-owned subsidiary of OAC (“Merger Sub”), and (iv) Jose Aldeanueva, solely in the capacity as the OAC Representative, entered into a merger agreement, as amended on September 27, 2017 (collectively, the Merger Agreement”), pursuant to which, inter alia, it is contemplated that Merger Sub will be merged with and into Holdings (the “OAC Merger”), with Holdings as the surviving corporation of the Merger. As used in the Merger Agreement, the term “OAC” includes Origo Acquisition Corporation, a Cayman Islands corporation and, from and after the Conversion, the successor corporation resulting (the “Successor”) resulting from the contemplated conversion of the Cayman Islands company into a Nevada corporation the “Conversion”). As used in this Agreement, "OAC Shares” means the collective reference (a) with respect to OAC, the voting ordinary shares, par value $0.0001 per share, of OAC up to and including the Conversion, and (b) with respect to the Successor following the Conversion, its voting shares of common stock, $0.0001 par value per share of the Successor.

G.         The Merger Agreement contemplates that, as sole Merger Consideration, all holders of the $30,000,000 original principal amount of Purchase Notes, including the Purchase Noteholder would on or prior to the Closing Date of the Merger, convert the Purchase Notes into OAC Shares, and receive, together with all other holders of Class A Common Stock and warrants of Holdings, their pro-rata share of an aggregate of 23,474,178 OAC Shares. Such OAC Shares were determined by the parties to the Merger Agreement based on dividing a $250,000,000 minimum valuation of Holdings and its consolidated subsidiaries (collectively, the “High Times Group”) by an indicative closing price of OAC Shares of $10.65; with such number of OAC Shares and High Times Group valuation subject to increase to as much as 27,699,530 OAC Shares and $295,000,000, respectively, in the event and to the extent that Holdings shall receive proceeds in excess of $5,000,000 from a “Holdings Public Offering” described below.

H.          Prior to the Closing Date of the Merger, Holdings proposes to consummate either (i) an initial public offering on a Form S-1 registration statement, or (ii) a Tier II Regulation A+ public offering of shares of its Class A Common Stock, in either case at a pre-money valuation of all outstanding shares of Class A Common Stock (including all Non-Voting Conversion Shares resulting from the automatic conversion of all then outstanding Purchase Notes) of $225,000,000, and apply to list its shares of Class A Common Stock on a Qualified Stock Exchange (either a “Holdings Public Offering”).

I.           The Purchase Noteholder desire to amend the terms of the Purchase Agreement applicable to them so that, in addition to the Holdings Purchase Shares referred to in paragraph D of the Introduction to this Agreement that were issued to them under the terms of the Purchase Agreement, to receive, upon conversion of their Purchase Notes upon consummation of an Approved Public Listing and a Conversion Event, shares of “Voting Common Stock” (as hereinafter defined).

J.           Subject to the terms and upon satisfaction of the conditions set forth in this Agreement, including certain accommodations to be provided by the Purchase Noteholder hereinafter described, the Parties hereby agree to amend the terms of the Notes as described herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties hereto intending to be bound thereby, it is mutually agreed as follows:

1.           Voting Common Stock. Holdings hereby covenants and agrees that upon consummation of an Approved Public Listing and a Conversion Event prior to the maturity dates of their Purchase Notes, the Purchase Noteholder shall receive (as described below), upon automatic conversion of their Purchase Notes either or both of: (a) shares of Class A Common Stock of Holdings upon consummation of the Holdings Public Offering contemplated by the Merger Agreement, and (b) voting OAC Shares upon consummation of the OAC Merger, as a portion of their Merger Consideration, irrespective of whether the Holdings Public Offering shall be consummated. As used herein, “Voting Common Stock”) means, the Class A Common Stock of Holdings and the OAC Shares, as applicable. For the avoidance of doubt, the Voting Common Stock to be received upon conversion of the Purchase Notes as contemplated herein shall be, in all cases, listed on a Qualified Securities Exchange.

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2.           Conversion Event and Voting Common Stock.

(a)    The Parties hereby agree that consummation of a Holdings Public Offering and the listing of Holdings shares of Class A Common Stock on one of the defined Qualified Securities Exchanges set forth in the Purchase Agreement shall constitute an Approved Public Listing and Conversion Event, and as a result thereof, all of the then outstanding principal amount of Purchase Notes owned of record or beneficially by the Purchase Noteholder shall automatically convert into shares of Class A Common Stock of Holdings. The conversion price of the Purchase Notes shall be 100% of the initial per share price that Holdings Class A Common Stock is offered to the public pursuant to the final registration statement or offering circular declared effective or approved by the Securities and Exchange Commission (the “Public Offering Conversion Price”), and the number of shares of Class A Common Stock issuable upon such Conversion Event shall be determined by dividing (i) seventy-five (75%) percent of the then outstanding principal amount of the Purchase Notes owned of record or beneficially by the Purchase Noteholder who is a Party to this Agreement, by (ii) the Public Offering Conversion Price.

(b)         Holdings hereby agrees that upon consummation of the Origo Merger (whether or not the Holdings Public Offering shall be consummated prior thereto), the Purchase Noteholder who is a Party to this Agreement shall receive, upon (i) conversion of their Purchase Notes or (ii) if the Holdings Public Offering has been previously consummated, in exchange for all of their Class A Common Stock issued upon prior conversion of such Purchase Notes, their pro-rata portion of the Merger Consideration in the form of OAC Shares that shall be Voting Common Stock. To the extent no Approved Listing and Conversion Event has occurred prior to the closing of the Merger, Holdings shall insure that the Merger Agreement provides that upon consummation of the OAC Merger, the Purchase Noteholder who is a Party to this Agreement shall receive only Voting Common Stock in the OAC Merger in exchange for their Purchase Notes. Such number of shares of Voting Common Stock shall be determined by dividing (i) seventy-five (75%) percent of the then outstanding principal amount of the Purchase Notes owned of record or beneficially by the Purchase Noteholder who is a Party to this Agreement, by (ii) $10.65 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the date hereof), as set forth in the OAC Merger Agreement.

(c)         It is contemplated that the market valuation of the Hightimes Group in the Hightimes Public Offering, prior to receipt of any net proceeds from such Public Offering (the “Pre-Money Valuation”), will be approximately $225,000,000 and the valuation of the Hightimes Group in the OAC Merger will be not less than $250,000,000. Notwithstanding anything to the contrary contained in Section 2(a) and Section 2(b) above if for any reason the Purchase Notes shall be converted into Class A Common Stock by virtue of a Holdings Public Offering, and thereafter the valuation of the Hightimes Group in the OAC Merger shall be less than the Pre-Money Valuation in the Holdings Public Offering, then and in such event, there shall be an appropriate increase in the number of shares of Voting Common Stock allocated to the former Purchase Noteholders in the OAC Merger in exchange for their shares of Class A Common stock so as to avoid further dilution to such former Purchase Noteholders.

(d)         Prior to the maturity date of their Purchase Notes, Holdings shall not amend or modify the OAC Merger Agreement or any agreement with any other corporation or entity in any manner that would adversely affect the rights of the Purchase Noteholder under this Agreement, including, without limitation, in a manner that would deprive the Purchase Noteholder who has executed this Agreement of their rights to receive Voting Common Stock that is listed on a Qualified Securities Exchange upon consummation of a Conversion Event.

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3.            Discount of Purchase Note. Each of the Parties hereto do hereby agree that, as described in Sections 2(a) and (b) above upon the occurrence of a Conversion Event described in Section 2(a) and (b) above, the then outstanding principal amount of the Purchase Note owned of record and beneficially by the Purchase Noteholder who is a Party to this Agreement then being converted into Voting Common Stock of the Issuer that are held by such Purchase Note Holder would be discounted by 25% and would convert only as to 75% of the then outstanding principal amount of such Purchase Note.

4.           Installment Payments of Purchase Note. Each of the Parties hereto do hereby agree as follows:

(a)         The pro-rata portions of the $1,500,000 principal installment due August 28, 2017 of all $30,000,000 of Purchase Notes together with accrued interest thereon (a total of $2,700,000) that are payable to the Purchase Noteholder who is a Party to this Agreement shall be paid, by wire transfer of immediately available funds pursuant to written wire instructions to be provided by the Purchase Noteholder to Holdings, on or before October 31, 2017, and is set forth below:

Name of Purchase Noteholder	Amount of Principal and Interest Payable on August 28, 2017 Installment

In addition to the above installment payment, Holdings shall pay default interest on such installment payment at the rate of 12% per annum, calculated from September 1, 2017 to the date of payment.

(b)         In the absence of a Conversion Event, the Purchase Noteholder who is a Party to this Agreement hereby agree, if requested by Holding prior thereto, to defer the next installment payment of their Purchase Notes (due November 28, 2017) to February 28, 2018. For the avoidance of doubt the installment payment currently scheduled to be paid on February 28, 2018 shall be paid on February 28, 2018 as well.

(c)         Notwithstanding the foregoing provisions of Section 4(b), if Holdings elects to extend the second installment to February 28, 2018, the Parties hereto agree that (i) the Purchase Notes shall accrue interest at 10% per annum until all installments are paid on a current quarterly basis or the Purchase Note are converted into Voting Common Stock, and (ii) if, prior to the Closing of the OAC Merger, Holdings consummates a Holding Public Offering or obtains additional new debt or equity financing (unrelated to a contemplated maximum $4,000,000 increase in the $7,500,000 Senior Loan granted to the High Times Group by ExWorks Capital Fund I, L.P., as the Senior Lender, or the refinancing of the Indebtedness to such Senior Lender), it will pay the second installment of the Purchase Notes payable to of the Purchase Noteholder who is a Party to this Agreement out of the net proceeds of such Public Offering or debt or equity financing. Subject at all times to the foregoing sentence, the terms of the Intercreditor and Subordination Agreement with the Senior Lender and the available of adequate cash reserves, unless a Conversion Event shall occur prior thereto, Holdings shall undertake in good faith to pay the February 28, 2018 installment payments on such Purchase Notes when due.

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(d)         The Purchase Noteholder who is a Party to this Agreement, do hereby agree to execute and deliver to the Senior Lender a new or an addendum to an intercreditor and subordination agreement acknowledging the increase in the amount of the Senior Loan substantially in the same form as the Intercreditor and Subordination Agreement was executed in connection with the consummation of the transaction contemplated by the Purchase Agreement and Holdings hereby agrees to cause the Senior Lender to agree to the modification to the terms of the Purchase Notes provided herein, including, without limitation, the potential increase to the interest rate of the Purchase Notes contemplated by Section 4(c) above.

5.           Proxy. The Purchase Noteholder who is a Party to this Agreement do hereby grant to Adam E. Levin, a three (3) year irrevocable proxy coupled with an interest in the form of Exhibit A annexed hereto and made a part hereof (the Proxy”), pursuant to which, upon consummation of an Approved Public Listing and a Conversion Event set forth in Section 2(a) or (b) above, Mr. Levin shall be entitled to vote all shares of the Class A Common Stock of Holdings, all OAC Shares or all other Voting Common Stock of an Issuer (as applicable) that is owned of record by each of such Purchase Noteholder or their Affiliates or transferees of such Voting Common Stock in FAVOR of the slate of directors nominated by management of the Issuer at each regular or special stockholders meeting or in connection with any proxy solicitation of stockholder consents. Notwithstanding the foregoing, by its terms, such Proxy would terminate upon either (a) a “Sale of Control” of the Issuer, and (b) with respect to any shares of Voting Common Stock that are sold by such Purchase Noteholder or their Affiliates or transferees into the market in customary brokers transactions. Annexed hereto as Exhibit A and made a part hereof is a form of Proxy that has been duly executed on the date of this Agreement by the Purchase Noteholder who is a Party to this Agreement.

6.           Holdings Fully-Diluted Common Stock and Participation in Equity Financings.

(a)          Each of the Parties hereto does hereby acknowledge that the term (i) “Holdings Fully Diluted Common Stock” as set forth in the Purchase Agreement does not mean or include any Common Stock or Common Stock Equivalents issued or issuable in connection with any one or more debt or equity financings for Holdings, an Issuer, or any member of the High Times Group following the Closing Date under the Purchase Agreement, and (ii) as at the Closing Date under the Purchase Agreement such Holdings Fully-Diluted Common Stock consisted of 10,000,000 shares of Class A Common Stock.

(b)          Pending consummation of a Conversion Event, all Common Stock or Common Stock Equivalents financings by Holdings in any private placement or Holdings Public Offering at a pre-money valuation that is in excess of the $70.0 million pre-money valuation negotiated with the Trans-High stockholders under the Purchase Agreement, will dilute all Holdings stockholders (including the Voting Common Stock issuable upon conversion of the Purchase Notes) on an equitable pro-rata basis.

(c)          In the event and to the extent that, prior to consummation of the Origo Merger, Holdings shall seek to consummate a private placement of Class A Common Stock or Common Stock Equivalents (excluding, in connection with the Senior Loan, the issuance to the Senior Lender of 20,380 shares of Class A Common Stock (in payment of a financing fee) and the related maximum $11,500,000 Senior Note payable to the Senior Lender that is convertible at the option of the Senior Lender into Voting Common Stock based upon a $225,000,000 pre-money valuation) and/or a Holdings Public Offering or any other public offering of Class A Common Stock or Common Stock Equivalents (each an “Equity Financing”), the Purchase Noteholder who is a Party to this Agreement will be granted an opportunity to participate in such financings on the same terms as all other investors in order to maintain their percentage ownership in Holdings. In such connection, Holdings will furnish to such Purchase Noteholder and their legal counsel true copies of all final offering documents, prospectus or offering circular, as applicable, in connection with each such Equity Financing, and advise whether Adam E. Levin is purchasing any securities in such Equity Financing. The Purchase Noteholder who is a Party to this Agreement shall have a period of up to ten (10) days to advise Holdings in writing whether or not they intend to participate in such Equity Financing and the extent of such participation; failure to timely respond to be deemed an election not to participate in such Equity Financing. In the event that any Purchase Noteholder Party shall timely agree to participate in the Equity Financing but shall fail to purchase the securities that it or she elects to purchase, such Purchase Noteholder shall no longer be entitled to participate in any subsequent Equity Financing.

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7.            Representations and Warranties. Each of the Parties do hereby represent and warrant as follows:

(a)         By Holdings: Holdings hereby represents and warrants to the Purchase Noteholder as follows:

(i)          Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its business in the manner in which its business is currently being conducted, and to own and use its properties and assets in the manner in which its assets are currently owned and used.

(ii)       Holdings is qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction in which the nature of its business and of its assets and properties makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on Holdings’ ability to operate its business.

(iii)       As at the date of this Agreement, pursuant to the Holdings Certificate of Incorporation Holdings is authorized to issue an aggregate of 55,000,000 shares of its capital stock, $0.0001 par value per share, of which (A) 50,000,000 shares is designated as Holdings Common Stock, with collective reference to 40,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock, and (ii) 5,000,000 shares shall be designated as preferred stock (the “Holdings Preferred Stock”) which may be issued in one or more series containing such rights, preferences and privileges as the board of directors of Holdings may, from time to time, designate. As at the date of this Agreement, there are an aggregate of 10,205,920 shares of Holdings Class A Common Stock issued and outstanding, and no shares of Class B Common Stock or Holdings Preferred Stock have been issued.

(iv)       Holdings has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Holdings of this Agreement has been duly authorized by all necessary corporate action on the part of Holdings and no other proceedings are necessary to authorize the execution, delivery and performance by Holdings of this Agreement. This Agreement constitutes a valid and binding agreement of Holdings, enforceable against Holdings in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity.

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(b)        By the Purchase Noteholder. The Purchase Noteholder who has executed this Agreement do hereby represents and warrants to Holdings as follows:

(i)         This Agreement has been duly executed by the Purchase Noteholder.

(ii)        The execution, delivery and performance by the Purchase Noteholder of this Agreement has been duly authorized by all necessary action on the part of such Purchase Noteholder and no other proceedings are necessary to authorize the execution, delivery and performance by such Purchase Noteholder of this Agreement.

(iii)       This Agreement constitutes a valid and binding agreement of the Purchase Noteholder, enforceable against them in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity.

(iv)       The Purchase Noteholder is the record and beneficial owner of the Purchase Notes and Holdings Purchase Shares set forth opposite their respective names in Paragraph C to the Introduction to this Agreement. Such Purchase Noteholder have not (A) sold, transferred, pledged, hypothecated or assigned any of such Purchase Notes and Holdings Purchase Shares, (B) granted to any other Person any options, agreements or other rights with respect to such securities, or (C) entered into any agreements with respect to such securities, other than as set forth in the Stockholders Agreement.

8.           Errata. The Parties acknowledge that the Purchase Agreement and Exhibits thereto, including the Purchase Note, the Intercreditor and Subordination Agreement with the Senior Lender and the share certificate representing the Holdings Purchase Shares (collectively, the “Purchase Documents”) all referred to Eggluftstein as the “Eggluftstein Trust” when it should have been designated as the “Eggluftstein Sub Trust.” Accordingly, all Parties hereto do hereby agree that all references in this Agrteement and in all of Purchase Documents to “Eggluftstein” or “Eggluftstein Trust” shall be and is hereby amended to mean the “Eggluftstein Sub Trust.”

9.          Miscellaneous.

(a)         The Purchase Noteholder who is a Party to this Agreement hereby agrees to vote all of their shares of Class A Common Stock IN FAVOR of the Origo Merger, and agrees to execute the Voting Agreement in the form of Exhibit B annexed hereto and made a part hereof (the “Voting Agreement”).

(b)         Holdings intend to make the same proposal and offer that is are set forth in this Agreement to other holders of Purchase Notes, excluding the Holdings Noteholders who are Parties to this Agreement (the “Other Noteholders”). In such connection, in the event and to the extent such offer is not accepted by any one or more Other Noteholders, such Other Noteholders shall continue to receive non-voting Class B Common Stock of Holdings or non-voting OAC Shares or non-voting common stock of any other Issuer upon conversion of their Purchase Notes.

(c)         In the event that in connection with the provisions of Section 7(b) above, Holdings shall enter into an agreement with any Other Noteholder that contains terms that are more favorable to such Other Noteholder(s) than the terms set forth in this Agreement, then this Agreement shall be, without any further action by the Purchase Noteholder who is a Party to this Agreement, deemed amended and modified in an economically and legally equivalent manner such that such Holdings Noteholders shall receive the benefit of the more favorable terms contained in such other agreement.  Notwithstanding the foregoing, Holdings agrees, at its expense, to take such other actions (such as entering into amendments to this Agreement or any other agreement entered into to give effect to the terms set forth herein) as the Holdings Noteholders who are Parties to this Agreement may reasonably request to further effectuate the foregoing. .

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(d)         Each of the Parties shall execute and cause to be delivered to each other such instruments and other documents, and shall take such other actions, as each may reasonably request for the purpose of carrying out or evidencing the transactions contemplated by this Agreement, including the forms of lock-up agreement to be used in connection with a Company Public Offering and/or in connection with the OAC Merger annexed hereto as Exhibit C annexed hereto (the “Lockup Agreement”); provided that all stockholders or group of stockholders (in accordance with Exchange Act requirements) that, as of immediately prior to a Conversion Event, beneficially own ten percent (10%) or more of the issued and outstanding shares of capital stock of the Company are bound by and have entered into agreements substantially similar to such Lockup Agreement.

(e)         Each Party shall bear and pay all fees and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement.

(f)          This Agreement amends certain of the terms and conditions of the Purchase Agreement and the Purchase Notes with respect to the Parties hereto. To the extent of any inconsistency between the terms and conditions of the Purchase Agreement or the Purchase Notes and this Agreement, the provisions of this Agreement shall govern. Except as otherwise modified by the terms and conditions of this Agreement, all of the terms and conditions of the Purchase Agreement and the Purchase Notes shall remain in full force and effect and shall be binding on the Parties hereto.

(g)         Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; or (b) two business days after being sent by registered mail, by courier or express delivery service or by facsimile, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Holdings:

Hightimes Holding Corp.

5514 Wilshire Boulevard

7th floor

Los Angeles, CA 90036

Attention: Adam E. Levin, CEO

Email: adam@hightimes.com

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with a copy (which shall not constitute notice) to:

CKR Law LLP

1800 Century Park East

14th floor

Los Angeles, CA 90067

Attention: Stephen A. Weiss, Esq.

Tel: (310) 400-0110

Email: sweiss@ckrlaw.com

If to the Purchase Noteholder who is a Party hereto, at the addresses set forth on Schedule 1 annexed hereto.

(h)        The bold-faced and/or underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)          This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws). Any Legal Proceeding relating to this Agreement or to the enforcement of any provision of this Agreement may be brought or otherwise commenced in the Court of Chancery of the State of Delaware, the Supreme Court of the State of New York, any state appellate court therefrom within the States of Delaware, California or New York, or any federal court located within the States of Delaware, California or New York. The Parties: (i) expressly and irrevocably consent and submit to the jurisdiction of any such court in connection with any such Legal Proceeding; (ii) agree that service of any process, summons, notice or document by U.S. mail addressed as set forth in Section 7.3 shall constitute effective service of such process, summons, notice or document for purposes of any such Legal Proceeding; (iii) agree that the courts of the State of Delaware, California and New York, as described above, shall be deemed to be a convenient forum; and (iv) agree not to assert (by way of motion, as a defense or otherwise), in such court, any claim that such Parties is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such action or proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(j)          This Agreement shall be binding upon and inure to the benefit of each of the Parties and each of their respective successors and permitted assigns, if any. No Parties may assign this Agreement or any or all of its rights under this Agreement or delegate any or all of its obligations under this Agreement, in whole or in part, to any other Person without obtaining the prior written consent of the other Parties hereto, and any such attempted assignment or delegation without such consent shall be void and of no effect.

(k)         EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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(l)          The rights and remedies of the Parties shall be cumulative (and not alternative). The Parties agree that, in the event of any breach or threatened breach by any Parties of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other Parties to this Agreement: (a) such other Parties shall be entitled (in addition to any other remedy that may be available to it) to seek: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other Parties shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

(m)        This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or email shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(n)         No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(o)         This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of each of the Parties.

(p)         In the event that any provision of this Agreement, or the application of any such provision to any Party or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Parties or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by Law.

(q)         None of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the Parties and their respective successors and assigns (if any).

(r)         This Agreement, the Purchase Agreement, the Exhibits hereto and agreements referred to herein set forth the entire understanding of the Parties relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the Parties relating to the subject matter hereof and thereof.

(s)         For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(t)         The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

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(u)         As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(w)        Except as otherwise indicated, all references in this Agreement to “Sections,” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(x)         The rights and obligations of the Purchase Noteholder under this Agreement are several and not joint with the rights and obligations of the other Purchase Noteholder, and no Purchase Noteholder shall be responsible in any way for the performance of the obligations of any other Purchase Noteholder. Nothing contained herein, and no action taken by any Purchase Noteholder pursuant hereto, shall be deemed to constitute the Purchase Noteholder as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchase Noteholder is in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated by this Agreement or any agreement entered into in connection with this Agreement or the Merger and Holdings acknowledges that the Purchase Noteholder is not acting in concert or as a group with respect to such rights and obligations. Each Purchase Noteholder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchase Noteholder to be joined as an additional party in any proceeding for such purpose.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

HIGHTIMES HOLDING CORP.,
a Delaware corporation

By:
Name:	Adam E. Levin
Title:	Chief Executive Officer

PURCHASE NOTEHOLDER:

Name:

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Schedule 1

Purchase Noteholder Contact Information

Name	Address

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